UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company 401(k) Plan
(formerly The Clorox Company Employee Retirement Investment Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY 401 (K) PLAN
(FORMERLY THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN)

Date: June 26, 2014

Laura Stein
Senior Vice President – General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Moss Adams LLP

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company 401(k) Plan
As of December 31, 2013 and 2012 and for the Plan year ended December 31, 2013 with Report of Independent Registered Public Accounting Firm

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

The Clorox Company 401(k) Plan

Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012
and for the Plan year ended December 31, 2013

Contents

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company 401(k) Plan

We have audited the financial statements of The Clorox Company 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and for the year ended December 31, 2013, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Campbell, California
June 26, 2014

The Clorox Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
Assets		
Investments, at fair value	$ 1,105,041,827	$ 887,193,853
Receivables:		
Notes receivable from participants	25,954,261	24,728,888
Employer contributions	24,973,593	24,921,710
Participant contributions	-	896,240
Due from brokers for securities sold	985,756	-
Total receivables	51,913,610	50,546,838
Total assets	1,156,955,437	937,740,691
Net assets available for benefits, at fair value	1,156,955,437	937,740,691
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	443,809	(4,331,535)
Net assets available for benefits	$ 1,157,399,246	$ 933,409,156

See accompanying notes to the financial statements

The Clorox Company 401(k) Plan
Statement of Changes in Net Assets
For the Plan Year Ended December 31, 2013

Additions to (deductions from) net assets attributable to:	
Investment and other income:	
Interest income and dividends	$ 18,000,210
Net appreciation in fair value of investments	189,724,662
Total investment and other income	207,724,872
Contributions:	
Employer	40,343,774
Participants	39,933,712
Rollovers	1,441,143
Total contributions	81,718,629
Benefits paid to participants	(65,257,005)
Administrative expenses	(196,406)
Net increase	223,990,090
Net assets available for benefits:	
Beginning of year	933,409,156
End of year	$ 1,157,399,246

See accompanying notes to the financial statements

The Clorox Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan

The following description of The Clorox Company 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of The Clorox Company (the "Company") and its affiliated companies that have adopted the Plan (Participating Company). The following employees are not covered by the Plan: (i) leased employees (contractors), (ii) nonresident aliens with no United States of America source of income, (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement, (iv) employees sent to a Participating Company by an international subsidiary to participate in a training or development program sponsored by the Participating Company with the understanding that they will be sent to an international subsidiary after completing the program, and (v) employees who are residents of Puerto Rico or who perform services for a Participating Company primarily in Puerto Rico and are participants of The Clorox Company Employee Retirement Investment Plan for Puerto Rico. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company maintains a nonleveraged employee stock ownership plan (the "ESOP") within the meaning of the Internal Revenue Code (the "Code") Section 4975(e)(7). The ESOP is maintained as part of the Plan and is designed to invest in the Company's common stock. If elected, the participants can receive dividends paid directly to them in cash. No participant shall be permitted to direct more than 5% of the contributions to be made to the Plan on his or her behalf in the ESOP fund; and no participant shall be permitted to effect a transfer or exchange from another investment fund into the ESOP fund if the portion of the participant's account invested in the ESOP fund would exceed 5% of his or her account balance immediately after such transfer or exchange. From January 1, 2007 up to December 31, 2012, the limit was 10%. Prior to January 1, 2007, there was no account limit implemented; as such. there are certain participants whose investment in the ESOP fund exceeds 10% of their total account balance.

The Employee Benefits Committee (the "Committee") administers the Plan. Mercer Trust Company ("Mercer") is the trustee, custodian, and recordkeeper of the Plan. Prior to January 1, 2013, T. Rowe Price Trust Company ("T. Rowe Price") was the trustee, custodian, and recordkeeper of the Plan.

1. Description of the Plan (continued)

Contributions

Participants may contribute from 1% to 50% (25% for participants covered by a collective bargaining agreement) of their covered compensation, on a pre-tax and after-tax basis, as defined in the Plan. Effective January 1, 2012, participants not covered by a collective bargaining agreement also had the option to contribute on a Roth basis. The combined pre-tax, after-tax, and Roth cannot exceed the 50% and 25% limit, as applicable. Generally, covered compensation consists of regular pay plus most bonuses, overtime, and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined. Effective January 3, 2013, automatic enrollment and annual increase rates were amended for participants not covered by a collective bargaining agreement, the automatic enrollments are at 6%; contributions less than 20% have an automatic annual percentage increase of 2% until the contribution rate reaches 20% unless another annual percentage is elected or the automatic election is declined.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees not covered by a collective bargaining agreement can receive a matching contribution of 100% of salary deferral contributions, including pre-tax, after-tax, and Roth, up to a maximum of 4% of eligible compensation. Participants need to have completed one year of service to receive the match. Matching contributions are funded each pay period and are fully vested immediately

Participants covered by a collective bargaining agreement can receive a Company match of 100% of eligible participants' pre-tax contributions, up to a maximum of $1,000 per participant per Plan year. A participant's after-tax contributions are also matched by the Company; however, total matching contributions may not exceed $1,000 during any Plan year. Participants are eligible for the Company matching contribution after completing one year of service.

1. Description of the Plan (continued)

Eligible participants not covered by a collective bargaining agreement can also be eligible for a non-elective employer contribution. To receive a non-elective employer contribution for a particular Plan year, a participant must have completed at least one year of service prior to December 31 of the Plan year. A participant must also have been an eligible employee sometime during the Plan year and have been employed with the Company on December 31 of the Plan year or have separated from service during the Plan year due to death or disability resulting in being certified as disabled, attainment of age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011), or attainment of age 55 with ten years of service.

The non-elective employer contribution is equal to 6% of eligible compensation during the Plan year. The non-elective employer contributions are funded during the quarter subsequent to the Plan year end. See "Vesting" section for more information.

For Plan years commencing prior to July 1, 2011, the Company made Value Sharing contributions (a profit sharing component of the Plan) at the end of the Plan year in an amount determined by the Company based on the Company's performance during that Plan year. Each eligible participant received a Value Sharing contribution based on their respective eligible compensation multiplied by the approved Value Sharing contribution rate. See "Vesting" section for more information. Employees covered by a collective bargaining agreement did not receive the Value Sharing contribution.

Investment Options

Participants direct the investment of their contributions and the Company contributions into the various investment options offered by the Plan. The Plan offers investments in mutual funds, the Company's common stock, a separately managed portfolio, and a common collective trust fund. Participants are also allowed to direct their contributions to TD Ameritrade, a self-directed brokerage account, which permits investments in additional mutual funds, common stocks, and other investment products.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) Company contributions and (b) Plan earnings. Allocations are based on participants' eligible compensation for the employer match and non-elective employer contribution and investment balances for investment earnings. At the discretion of the Committee, forfeited balances of terminated participants' nonvested accounts may be used to pay the Plan's expenses, to reduce the Company's contributions to the Plan, or to restore accounts of previously terminated participants who subsequently resumed employment with the Company. The amounts of unallocated forfeitures related to nonvested accounts at December 31, 2013 and 2012 are $1,048,534 and $1,126,221, respectively. The Company used $1,048,534 and $1,125,651 of forfeitures to reduce the non-elective employer contribution for the Plan years ended December 31, 2013 and 2012, respectively. The non-elective employer contribution is made subsequent to the Plan year-end.

Vesting

Participants are always fully vested in their individual contributions, Company matching contributions, and actual earnings thereon.

The non-elective employer contribution, Value Sharing contribution, and certain Burt's Bees non-elective employer contribution accounts will vest in varying rates over a period of five years as follows:

Years of Service	Non-elective Employer Contribution	Value Sharing Contribution	Burt's Bees' Non-elective Employer Contribution
1	0%	0%	0%
2	20%	20%	25%
3	40%	40%	50%
4	70%	66%	75%
5	100%	100%	100%

Participants become immediately vested in the non-elective employer contributions and Value Sharing contributions upon reaching age 60 (age 62 for anyone who first becomes a Participant after June 30, 2011) while employed by the Company, at death, or upon permanent disability.

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest are repaid ratably through payroll deductions.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account at death, upon permanent disability, or upon termination of employment. The Plan also provides for installment distributions in limited instances as allowed by the Plan. Effective February 1, 2013, the Plan allows for both lump sum and installment distribution options for terminated participants. Hardship and other in-service withdrawals are permitted if certain criteria are met.

Administrative Expenses

The Company pays substantially all administrative expenses except for certain investment fees and loan fees, which are deducted from the affected participant's account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

2. Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through the Clorox Stable Value Fund (refer to Note 5) effective January 1, 2013 while it participated in the T. Rowe Price Stable Value Fund prior to that date. The T. Rowe Price Stable Value Fund is a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document. Outstanding notes receivable at December 31, 2013 carry interest rates ranging from 4.25% to 10.50%.

Payment of Benefits

Benefits paid to participants are recognized upon payment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

2. Summary of Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various participant directed investment options in mutual funds, common stocks, a separately managed portfolio, a common collective fund, and a self-directed brokerage account. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices during the Plan year ended December 31, 2013, as follows:

Mutual Funds	$ 160,850,585
Common Stocks	24,441,045
Common Collective Trust	4,433,032
Net appreciation in fair value	$ 189,724,662

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31, 2013	December 31, 2012
Eaton Vance Atlanta Capital Mid Cap Index Fund	$145,181,098	$124,681,304
The Clorox Company Common Stock	101,689,123	90,026,680
T. Rowe Price Growth Stock Fund	97,421,526	77,132,708
Dodge & Cox Balanced Fund	95,212,736	80,618,351
Vanguard Institutional Index Fund	89,320,472	55,697,205
American Funds Euro Pacific Growth Fund	67,389,867	59,157,533
Vanguard Total Bond Market Index Fund	58,133,790	58,295,024
T. Rowe Price Stable Value Fund	-	105,087,546

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset's or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3 – Unobservable inputs reflecting management's own assumptions.

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Common stock, including the Company's common stock: Valued at the last reported quoted market sales price on the last business day of the Plan year.

Separately managed portfolio (the Clorox Stable Value fund): Valued using the market approach at a unit price (NAV) of the underlying investments in common collective trust funds or an insurance company separate account, which are in turn determined by the portfolio's sponsor based on the fair value of underlying investments held by the common collective trust fund on the last business day of the Plan year.

Common collective trust fund: Valued using the market approach at a unit price (NAV) determined by the portfolio's sponsor based on the fair value of underlying investments held by the common collective trust fund on the last business day of the Plan year.

Interest bearing accounts (part of TD Ameritrade self-directed brokerage account): Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value.

	Assets at Fair Value as of December 31, 2013		
	Level 1	Level 2	Total
Mutual funds			
Value and index funds	$ 243,033,489	$ -	$ 243,033,489
Growth funds	242,602,624	-	242,602,624
Target date funds	204,068,692	-	204,068,692
Moderate allocation funds	113,452,339	-	113,452,339
Bond funds	70,691,953	-	70,691,953
Other funds	10,935,775	-	10,935,775
Total mutual funds	884,784,872	-	$ 884,784,872
Employer securities	101,689,123	-	101,689,123
Separately managed porfolio			
Security-backed contracts	-	64,599,388	64,599,388
Common/collective trust fund	-	27,222,883	27,222,883
Total separately managed portfolio	-	91,822,271	91,822,271
Common/collective trust fund	-	12,709,633	12,709,633
Other common stocks	10,426,000	-	10,426,000
Interest bearing accounts	3,112,314	-	3,112,314
Other	497,614	-	497,614
Total	$ 1,000,509,923	$ 104,531,904	$ 1,105,041,827

4. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012		
	Level 1	Level 2	Total
Mutual funds			
Growth funds	$ 201,814,012	$ -	$ 201,814,012
Value and index funds	163,901,189	-	163,901,189
Target date funds	142,655,703	-	142,655,703
Moderate allocation funds	90,052,598	-	90,052,598
Bond funds	73,185,658	-	73,185,658
Other funds	12,878,380	-	12,878,380
Total mutual funds	684,487,540		$ 684,487,540
Common/collective trust fund	-	105,087,546	105,087,546
Employer securities	90,026,680	-	90,026,680
Other common stocks	7,588,308	-	7,588,308
Other	3,779	-	3,779
Total	$ 782,106,307	$ 105,087,546	$ 887,193,853

In 2012, the common collective trust fund was invested in the T. Rowe Price Stable Value Fund. The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

The T. Rowe Price Stable Value fund invests in guaranteed investment contracts issued by insurance companies, investment contracts issued by banks, structured or synthetic investment contracts issued by banks, insurance companies and other issuers, securities supporting the synthetic investment contracts, separate account contracts, and other similar instruments. Under the Terms of the Declaration of Trust, retirement plans invested in the common trust fund are required to provide a 12 month advance written notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by the trustee at its sole discretion.

In 2013, the common collective trust fund is invested in the Robeco Large Cap Value Equity Fund B. The fund's investment objective is to outperform its benchmark index, the Russell 1000 Value Index. This fund reserved the right to require five business days of advance written notice from withdrawal.

The separately managed portfolio, Clorox Stable Value Fund, holds the following common collective trust funds:

The Wells Fargo Fixed Income Fund E, Fixed Income F, and Fixed Income Fund M invest primarily in U.S. government and agency securities, municipal bonds, corporate notes and bonds, mortgage backed securities, and asset backed securities.

The Wells Fargo Synthetic Stable Value Fund's principal objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, it invests in investments, which are not expected to experience significant price fluctuation in most economic or interest rate environments. However, there is no assurance that this objective can be achieved.

The Wells Fargo Short Term Investment Fund invests primarily in short term fixed income securities.

The funds above may impose, in its sole discretion, a prior notice period of up to 12 months for any withdrawal of assets.

The Wells Fargo Synthetic Stable Value Fund requires that within 90 days from withdrawal from the fund, money from the fund cannot be invested directly into a competing fund, such as a money market fund, as determined by the trustee for the Wells Fargo Synthetic Stable Value Fund.

5. Clorox Stable Value Fund

a. The Clorox Stable Value Fund (the Fund) primarily invests in security-backed contracts issued by insurance companies, other financial institutions, and fixed income collective trusts.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of collective trust funds that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issuer's general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

5. Clorox Stable Value Fund (continued)

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of security-backed contracts include:

- the current yield of the assets underlying the contract
- the duration of the assets underlying the contract
- the existing difference between the fair value and contract value of the assets within the contract.

The Fund uses the following compound crediting rate formula for security-backed contracts:

$CR = [(FV/CV)^{(1/D)}*(1+Y)]-1$, where:

CR = crediting rate
FV = fair value of underlying portfolio
CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis.

Security-backed contracts cannot credit an interest rate that is less than zero percent.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

5. Clorox Stable Value Fund (continued)

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

b. The yield earned by the Fund at December 31, 2013 was 1.68%. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2013.

c. The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2013 was 1.17 %. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2013.

d. Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the Fund's structure or administration;
- changes to the participating plans' competing investment options including the elimination of equity wash provisions;
- complete or partial termination of the Fund, including a merger with another fund;
- the failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
- the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan;

- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Fund or participating plans;
- the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund's ability to transact at contract value with participants, is probable.

e. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Fund defaults in its obligations under the security-backed contract (including the issuer's determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated October 29, 2013, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan's management believes that the Plan is being operated in accordance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's operations in compliance with the Code.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan may be subjected to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan is no longer subject to income tax examinations for Plan years prior to 2007.

7. Party-in-Interest Transactions

Transactions in shares of the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During the Plan year ended December 31, 2013, the Plan purchased or received approximately $5,984,000 and sold or distributed approximately $17,533,000 of the Company's common stock.

Certain Plan investments in 2012 were managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

8. Reconciliation of Financial Statements to the Form 5500

The Company will report the Plan's investment in the common collective trusts at fair market value on its Form 5500. As a result, the following is a reconciliation of the statements of net assets available for benefits per the financial statements at December 31, 2013 and-2012 to the statements of net assets available for benefits expected to be reported in the Plan's Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$ 1,157,399,246	$ 933,409,156
Adjustment from contract value to fair value related to fully benefit-responsive investment contracts though stable value investments.	(443,809)	4,331,535
Net assets available for benefits per the Form 5500	$ 1,156,955,437	$ 937,740,691

Adjustment from contract value to fair value is related to the separately managed portfolio (the Clorox Stable Value Fund) in 2013 and related to the Plan's interest in a common collective trust (the T. Rowe Price Stable Value Fund) in 2012.

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements for the Plan year ended December 31, 2013 to the statement of changes in net assets available for benefits expected to be reported in the Plan's Form 5500:

Total investment gain per the financial statements	$ 207,724,872
Add: current year adjustment from contract value to fair value	(443,809)
Less: prior year adjustment from contract value to fair value	(4,331,535)
Total investment gain per the Form 5500	$ 202,949,528

9. Subsequent Event

The Plan document was restated effective January 1, 2014. None of the Plan's provisions were impacted by the restatement, rather the restatement was made for the purpose of combining all previously issued Plan document amendments.

Supplemental Schedule

The Clorox Company 401(k) Plan
EIN: 31-0595760 Plan: 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate	(e) Current Value
	Eaton Vance Atlanta Capital Mid Cap Index Fund	Mutual fund	$ 145,181,098
	T. Rowe Price Growth Stock Fund	Mutual fund	97,421,526
	Dodge & Cox Balanced Fund	Mutual fund	95,212,736
	Vanguard Institutional Index Fund	Mutual fund	89,320,472
	American Funds Euro Pacific Growth Fund	Mutual fund	67,389,867
	Vanguard Total Bond Market Index Fund	Mutual fund	58,133,790
	Vanguard Mid-Cap Index Fund	Mutual fund	36,295,882
	Vanguard Total International Stock Index	Mutual fund	33,523,676
	Vanguard Wellington Fund	Mutual fund	18,239,604
	Vanguard Small Cap Index Fund	Mutual fund	16,503,591
	Metropolitan West Total Return Bond Fund	Mutual fund	12,558,162
	Vanguard Target Retirement 2010	Mutual fund	2,686,294
	Vanguard Target Retirement 2015	Mutual fund	21,137,455
	Vanguard Target Retirement 2020	Mutual fund	10,768,824
	Vanguard Target Retirement 2025	Mutual fund	52,323,025
	Vanguard Target Retirement 2030	Mutual fund	7,071,874
	Vanguard Target Retirement 2035	Mutual fund	55,202,475
	Vanguard Target Retirement 2040	Mutual fund	4,799,543
	Vanguard Target Retirement 2045	Mutual fund	45,158,037
	Vanguard Target Retirement 2050	Mutual fund	2,607,520
	Vanguard Target Retirement 2055	Mutual fund	2,313,644
	Vanguard Target Retirement Income Fund	Mutual fund	7,646,353
			881,495,448
*	The Clorox Company Common Stock	Common stock	$ 101,689,123
	Clorox Stable Value Fund	Separately managed portfolio	
	Security-backed Contracts:		
	ING Life Ins. and Annuity Co, 0.93%		-
	Wells Fargo Fixed Income Fund E	Common collective trust fund	9,537,500
	ING Life Ins. and Annuity Co, 0.93%		-
	Wells Fargo Fixed Income Fund F	Common collective trust fund	9,482,842
	Prudential Ins. Co. of America, 1.17%		-
	Wells Fargo Fixed Income Fund M	Common collective trust fund	28,602,612
	Metropolitan Life Ins Co, 0.41%		-
	Separate Account #690	Common collective trust fund	16,976,434
	Collective Trust Funds :		
	Wells Fargo Short Term Investment Fund S		3,117,434
	Wells Fargo Synthetic Stable Value Fund		24,105,449
	Total Clorox Stable Value Fund		91,822,271
	TD Ameritrade Investments	Self-directed brokerage account;	17,325,352
	Robeco Large Cap Equity	Common collective trust fund	12,709,633
*	Participant loans	Interest rates ranging from 4.25% to 10.50%	25,954,261
	Total investments		$ 1,130,996,088

* Indicates a party-in-interest to the Plan.

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 26, 2014, with respect to the statements of net assets available for benefits of The Clorox Company 401(k) Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Clorox Company 401(k) Plan.

Moss Adams LLP

Campbell, California
June 26, 2014